Exhibit 99.121

DEFI TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF
COMMON SHAREHOLDERS

You are invited to the 2024 annual general and special meeting (the “Meeting”) of common shareholders (the “Shareholders”) of DeFi Technologies Inc. (the “Corporation”).

When:	Tuesday, June 25, 2024 at 10:00 a.m. (Toronto time)

Where:	198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2

The purpose of the Meeting is as follows:

1.	Financial Statements. Receive and consider the audited consolidated financial statements as at and for the fiscal year ended December 31, 2023;

2.	Auditor Appointment. Appoint HDCPA Professional Corporation as auditor of the Corporation;

3.	Elect Directors. Consider and elect the directors for the ensuing year;

4.	Stock Option Plan. Consider and re-approve the Corporation’s rolling stock option plan (the “Stock Option Plan”);

5.	DSU Plan. Consider and re-approve the Corporation’s deferred share unit plan (the “DSU Plan”); and

6.	Other Business. Consider other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular (the “Circular”), under “Matters to be Considered”, accompanying this Notice of Meeting. At the Meeting, Shareholders will be asked to approve each of the foregoing items.

The board of directors of the Corporation unanimously recommends that the Shareholders vote FOR each of the appointment of HDCPA Professional Corporation as auditor of the Corporation, the election of the directors of the Corporation for the ensuing year, the approval of the Stock Option Plan and the approval of the DSU Plan.

Each common share of the Corporation (a “Common Share”) will entitle the holder thereof to one (1) vote at the Meeting.

The directors of the Corporation have fixed the close of business on May 10, 2024 as the record date, being the date for the determination of the registered Shareholders entitled to notice and to vote at the Meeting and any adjournments(s) or postponement(s) thereof.

Shareholders and/or their appointees may participate in the Meeting by way of conference call however votes cannot be cast on the conference call. Please register at https://us02web.zoom.us/meeting/register/tZwvdeuurjsvGNx_Pl9HWycW1FXxjoPQ5_4B to receive conference call details. Electronic copies of the Meeting materials may be obtained at https://defi.tech/investor-relations or under the Corporation’s profile on www.sedarplus.ca.

The Corporation has elected to use the notice-and-access rules (“Notice and Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations for distribution of the Circular, this Notice of Meeting, the form of proxy and the voting instruction form (collectively, the “Meeting Materials”) to holders of Common Shares. Notice and Access is a set of rules that allows issuers to post electronic versions of its proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders.

Shareholders may obtain paper copies of the Meeting Materials by contacting the Corporation’s transfer agent, Odyssey Trust Company (“Odyssey”), at 1-587-885-0960 and 1-888-290-1175 (toll-free) from outside of North America. A request for paper copies should be received by Odyssey by June 15, 2024 in order to allow sufficient time for the shareholder to receive the paper copy and return the proxy by its due date.

Proxies are being solicited by management of the Corporation. A form of proxy for the Meeting accompanies this notice (the “Proxy”). Shareholders who are entitled to vote at the Meeting may vote either in person or by Proxy. Shareholders who are unable to be present in person at the Meeting are requested to complete, execute and deliver the enclosed Proxy to the Corporation’s registrar and transfer agent, Odyssey Trust Company, #702-67 Yonge Street, Toronto ON M5E 1J8 by no later than 10:00 a.m. (Toronto time) on June 21, 2024, or if the Meeting is adjourned or postponed, by no later than 48 hours prior to the time of such reconvened meeting (excluding Saturdays, Sundays and holidays). The Chairman of the Meeting may waive or extend the time limit for the deposit of Proxies. Beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary should follow the instructions provided by their broker, custodian, nominee or other intermediary in order to vote their Common Shares.

Registered holders of the potash stream preferred shares of the Corporation are hereby provided with notice of, and are entitled to attend, the Meeting and be heard at such Meeting.

DATED at Toronto, Ontario as of the 14th day of May, 2024

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Olivier Roussy Newton”
Chief Executive Officer and Executive Chairman

DEFI TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR May 14, 2024

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 25, 2024

INFORMATION REGARDING CONDUCT OF MEETING

Solicitation of Proxies

This management information circular (“Circular”) is furnished in connection with the solicitation by the management of Valour Inc. (the “Corporation” or “Valour”) of proxies to be used at the annual general and special meeting (the “Meeting”) of holders of common shares of the Corporation to be held at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2 on June 25, 2024 at 10:00 a.m. and at any postponement(s) or adjournment(s) thereof for the purposes set forth in the accompanying notice of meeting (“Notice of Meeting”). References in this Circular to the “Meeting” include references to any postponement(s) or adjournment(s) thereof. It is expected that the solicitation will be primarily by mail but proxies may also be solicited through other means by employees, consultants and agents of the Corporation. The cost of solicitation by management will be borne by the Corporation.

The Corporation is sending proxy-related materials to holders (the “Shareholders”) of common shares (the “Common Shares”) using the notice-and-access rules (“Notice and Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations. Notice and Access is a set of rules for reducing the volume of materials that must be physically mailed to Shareholders by posting the circular and additional materials online. Shareholders will still receive a hard copy of the Notice of Meeting and form of proxy or voting instruction form, as the case may be, and may choose to receive a hard copy of this Circular (collectively, the “Meeting Materials”). Details are included in the Notice of Meeting. The Meeting Materials are available online at https://defi.tech/investor-relations and under the Corporation’s profile on SEDAR at www.sedar.com. Shareholders are reminded to review the Meeting Materials before voting.

The board of directors of the Corporation (the “Board”) has by resolution fixed the close of business on May 10, 2024 as the record date for the meeting (the “Record Date”) being the date for the determination of the registered Shareholders entitled to notice of and to vote at the Meeting and any postponement(s) or adjournment(s) thereof. The Board has by resolution fixed 10:00 a.m. (Toronto time) on June 21, 2024, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement(s) or adjournment(s) of the Meeting, as the time by which proxies to be used or acted upon at the Meeting or any adjournment(s) thereof shall be deposited with the Corporation’s transfer agent, Odyssey Trust Company (“Odyssey”). The proxy cut-off time may be waived or extended by the Board or a person authorized by the Board in its sole discretion without notice.

The Corporation shall make a list of all persons who are registered holders of Common Shares on the Record Date and the number of Common Shares registered in the name of each person on that date. Each Shareholder is entitled to one (1) vote on each matter to be acted on at the Meeting for each Common Share registered in his or her name as it appears on the list.

These materials are being sent to both registered and non-registered owners of Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with the applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Unless otherwise stated, the information contained in this Circular is as of May 14, 2024. All dollar amount references in this Circular, unless otherwise indicated, are expressed in Canadian dollars.

Shareholders and/or their appointees may participate in the Meeting by way of conference call however votes cannot be cast on the conference call. Please register at https://us02web.zoom.us/meeting/register/tZwvdeuurjsvGNx_Pl9HWycW1FXxjoPQ5_4B to receive conference call details. Electronic copies of the Meeting materials may be obtained under the Corporation’s profile on www.sedarplus.ca.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A Shareholder desiring to appoint some other person or entity to represent him at the Meeting may do so by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of Odyssey, the transfer agent of the Corporation, as indicated on the enclosed envelope not later than the times set out above.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy given pursuant to this solicitation by depositing an instrument in writing (including another proxy bearing a later date) executed by the Shareholder or by an attorney authorized in writing at 198 Davenport Road, Toronto, Ontario M5R 1J2 at any time up to and including the last business day preceding the day of the Meeting.

Voting of Proxies

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted for each of the matters to be voted on by Shareholders as described in this Circular or withheld from voting or voted against if so indicated on the form of proxy and in accordance with the instructions of the Shareholder on any ballot that may be called for and that, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. In the absence of such election, the proxy will confer discretionary authority to be voted in favour of each matter for which no choice has been specified. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxies.

Non-Registered Holders

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder who is not a registered Shareholder (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary with whom the Non-Registered Holder deals in respect of the Common Shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans (an “Intermediary”); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited of which the Intermediary is a participant). In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will distribute copies of the Notice of Meeting, forms of proxy and this Circular to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are then required to forward the Meeting materials to Non-Registered Holders unless the Non-Registered Holder has waived the right to receive them. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the “VIF”) which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives the VIF wish to vote at a Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the VIF and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the VIF.

The Corporation intends to pay Intermediaries to forward the Meeting materials to objecting Non- Registered Holders.

Interest of Persons in Matters to be Acted Upon

No director or executive officer of the Corporation, nor any person who had held such a position since the beginning of the last completed financial year end of the Corporation, no nominee director nor any respective associates or affiliates of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting other than (a) the election of directors and as possible recipients of stock options (“Stock Options”) under the Corporation’s stock option plan (the “Stock Option Plan”) and/or deferred share units (“DSUs”) under the Corporation’s deferred share unit plan (the “DSU Plan”), (b) the approval of the Stock Option Plan and (c) the approval of the DSU Plan.

Voting Securities and Principal Holder Thereof

The authorized capital of the Corporation consists of an unlimited number of Common Shares and 20,000,000 non-voting potash stream preferred shares. As of the Record Date, the Corporation had 290,170,736 Common Shares issued and outstanding. Each Common Share will entitle the holder thereof to one (1) vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, as at the Record Date, no person beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares.

DIRECTOR AND EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

For the financial year ended December 31, 2023, the objectives of the Corporation’s compensation strategy were to ensure that compensation for its Named Executive Officers (as defined herein) is sufficiently attractive to recruit, retain and motivate high performing individuals to assist the Corporation in achieving its goals. The Corporation also ensures that compensation is fair, balanced and linked to the performance of the Corporation and the individual Named Executive Officer.

Compensation for the Named Executive Officers is composed primarily of three components: base fees, performance bonuses and the granting of Stock Options and DSUs. Performance bonuses are awarded from time to time having regard to the performance of the Corporation and the individual Named Executive Officer. In establishing the levels of monthly base fees, the award of Stock Options, the award of DSUs and performance bonuses, the Corporation takes into consideration individual performance, responsibilities, length of service and previous grants of Stock Options and DSUs. Performance is discussed informally by the directors in light of achievement of the Corporation’s strategic objective of growth and the enhancement of Shareholder value through increases in the trading price of its Common Shares.

The Compensation, Nomination and Governance Committee (the “CNG Committee”) recommends the monthly base fees, performance bonus, Stock Options and DSUs to be granted to the Named Executive Officers to the Board for approval. The CNG Committee and the Board does not have a pre-determined compensation plan, but rather reviews informally the performance of the Named Executive Officers when determining compensation levels. Factors considered include: the long-term interests of the Corporation and its Shareholders, the financial and operating performance of the Corporation and each Named Executive Officers individual performance, contribution towards meeting corporate objectives, responsibilities and length of service; however, these factors were informally discussed and there are no formal pre-determined goals or formal measures, nor does the CNG Committee or the Board conduct any survey of competitors or have any defined benchmarks.

The CNG Committee and the Board believes that an informal process for determining compensation of Named Executive Officers is appropriate for a company of its size and that the compensation paid to each Named Executive Officer during the last fiscal year was commensurate with the Named Executive Officer’s position, experience and performance.

Directors

Compensation of directors of the Corporation is determined on a case-by-case basis with reference to the role that each director provides to the Corporation. Directors may receive cash bonuses and in addition, are entitled to participate in the Stock Option Plan and the DSU Plan, which is designed to give each option holder an interest in preserving and maximizing Shareholder value. Such grants are determined by an informal assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Corporation.

The Corporation does not currently prescribe a set of formal objective measures to determine discretionary bonus entitlements. Rather, the Corporation uses informal goals natural to development companies such as strategic acquisitions, advancement of exploration and development, equity and debt financing and other transactions and developments that serve to increase the Corporation’s valuation. Such goals are not pre-set.

Officers who also act as directors of the Corporation do not receive any additional compensation for services rendered in their capacity as directors.

Risks Associated with Compensation

In light of the Corporation’s size and the balance between long-term objectives and short-term financial goals with respect to the Corporation’s executive compensation program, the CNG Committee and the Board does not deem it necessary to consider at this time the implications of the risks associated with its compensation policies and practices.

Financial Instruments

The Corporation does not currently have a policy that restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Corporation as of the date hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on the S&P/TSX Composite Index for the period of January 31, 2021 (the month on which the Common Shares were listed on the Cboe Canada (formerly NEO Exchange Inc. (“Cboe Canada”) to December 31, 2023, assuming the reinvestment of any dividends

The Common Shares were listed on the Cboe Canada in January 2021. Since listing on the Cboe Canada, the Corporation has expanded its management team to account for the growth of its business to sustain its operations in Europe and Canada as well as attracting new talent to develop its decentralized finance business. The value of the Common Shares have also corresponded to the fluctuations in the cryptocurrency market over the past few years.

NEO Summary Compensation Table

The following table summarizes the compensation paid during the three most recently completed financial years in respect of the individuals who were carrying out the role of the President & Chief Executive Officer (“CEO”) of the Corporation, Chief Financial Officer (“CFO”) or the Corporation, and the three most highly compensated executive officers of the Corporation (together with the CEO and CFO, the “Named Executive Officers” or “NEOs”). No other officer, employee or consultant of the Corporation received total compensation of $150,000 or greater.

Name and Principal Position	Year Ended	Salary ($)(1)	Share Awards ($)(2)	Option Awards ($)(3)	Non-equity incentive plan compensation ($)		All other compensation ($)(5)	Total compensation ($)
					Annual incentive plans(4)	Long-term incentive plans
Olivier Roussy Newton(6)	2023	961,968	Nil	362,351	Nil	Nil	Nil	1,324,319
Chief Executive Officer	2022	75,000	Nil	Nil	Nil	Nil	Nil	75,000
and Executive Chairman	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Russell Starr(6)	2023	50,000	Nil	Nil	Nil	Nil	Nil	50,000
Head of Capital Markets and Former	2022	300,000	Nil	1,745,821	300,000	Nil	Nil	2,345,821
Chief Executive Officer and Executive Chairman	2021	150,000	1,511,270	548,693	Nil	Nil	Nil	2,209,963

Ryan Ptolemy	2023	120,000	102,861	Nil	Nil	Nil	Nil	222,861
Chief Financial Officer	2022	120,000	567,998	Nil	50,000	Nil	Nil	737,998
	2021	80,000	251,878	1,714,586	20,000	NIL	NIL	2,066,464

Diana Biggs(8)	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Chief Strategy Officer	2022	224,219	171,285	231,615	Nil	Nil	Nil	627,119
	2021	95,704	62,970	2,014,533	Nil	Nil	Nil	2,173,207

Johan Wattenstrom(9)	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Chief Operating Officer	2022	234,318	101,520	Nil	Nil	Nil	Nil	335,838
	2021	75,618	50,376	Nil	Nil	Nil	Nil	125,994

Kenny Choi	2023	120,000	102,861	Nil	Nil	Nil	Nil	222,861
Corporate Secretary	2021	120,000	567,998	Nil	50,000	Nil	Nil	737,998
	2020	74,000	251,878	1,339,870	20,000	NIL	NIL	1,685,748

Notes:

1.	Compensation has been paid as consulting fees under the independent contractor agreement with the Named Executive Officer as described under the heading “Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts” of this Circular.

2.	Share-based awards comprise of DSUs. Value is based on the fair value of the award on the grant date.

3.	The value ascribed to option grants represents non-cash consideration and has been estimated using the Black-Sholes Models as at the date of grant, as follows: expected dividend yield — April 9, 2021 - 0%; expected volatility — 145.2%; risk-free interest rate — 0.95%; and expected life — 5 years, May 18, 2021 - 0%; expected volatility — 145.6%; risk-free interest rate — 0.95%; and expected life — 5 years, August 13, 2021 - 0%; expected volatility — 143.7%; risk-free interest rate — 0.84%; and expected life — 5 years,. This is consistent with the accounting values used in the Corporation’s financial statements, November 23, 2023 – 0%; expected volatility - 151.7%; risk-free interest rate – 3.83% and expect life – 5 years, December 4, 2023 – 0%; expected volatility – 151.9%; risk-free interest rate – 3.54% and expected life – 5 years. The Corporation selected the Black-Scholes model given its prevalence of use in North America.

4.	Compensation paid in the form of discretionary performance based bonuses.

5.	Other benefits did not exceed the lesser of $50,000 and 10% of the total annual compensation for the Named Executive Officer.

6.	Mr. Newton was appointed as Chief Executive Officer on October 6, 2022 and elected as Executive Chairman on June 20, 2023, replacing Mr. Starr in both roles. Mr. Newton is also compensated as a Director of Valour Inc., a wholly-owned subsidiary of the Corporation.

7.	Ms. Biggs resigned as Chief Strategy Officer on July 5, 2022.

8.	Mr. Wattenstrom resigned as Chief Operating Officer on October 6, 2022.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2023.

Outstanding Share-Based Awards and Option-Based Awards

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)
Olivier Roussy Newton(4) Chief Executive Officer and Executive Chairman	500,000 4,500,000	500,000 options at $0.29 4,500,000 options at $0.45	November 24, 2028 December 4, 2028	1,130,000	Nil	Nil	Nl
Russell Starr(4) Head of Capital Markets and Former Chief Executive Officer and Executive Chairman	650,000 1,000,000	650,000 options at $1.58 1,000,000 options at $0.11	August 13, 2026 July 13, 2028	545,000	1,000,000	660,000	Nil
Ryan Ptolemy Chief Financial Officer	100,000 300,000 1,300,000	100,000 options at $0.09 300,000 options at $1.58 1,300,000 options at $1.22	November 16, 2025 April 9, 2026 May 18, 2026	57,000	200,000	132,000	343,200
Diana Biggs(5) Former Chief Strategy Officer	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Johan Wattenstrom(6) Former Chief Operating Officer	Nil	Nil	Nil	Nil	Nil	Nil	79,200
Kenny Choi Corporate Secretary	150,000 300,000 1,000,000	150,000 options at $0.09 300,000 options at $1.58 1,000,000 options at $1.22	November 16, 2025 April 9, 2026 May 18, 2026	85,500	200,000	132,000	343,200

Notes:

1.	Based on the closing market price of $0.66 of the Common Shares on December 29, 2023 and subtracting the exercise price of the options.

2.	These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

3.	Share-based awards comprise of DSUs. Value is based on the fair value of the award on the grant date.

4.	Mr. Newton was appointed as Chief Executive Officer on October 6, 2022 and elected as Executive Chairman on June 20, 2023, replacing Mr. Starr in both roles.

5.	Ms. Biggs resigned as Chief Strategy Officer on July 5, 2022.

6.	Mr. Wattenstrom resigned as Chief Operating Officer on October 6, 2022.

Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Option-based awards – Value vested during 2023 fiscal year ($)	Share-based awards – Value vested during the 2023 fiscal year ($)	Non-equity incentive plan compensation – Value earned during the 2023 fiscal year ($)
Olivier Roussy Newton	Nil	Nil	Nil
Ryan Ptolemy	Nil	165,000	Nil
Kenny Choi	Nil	165,000	Nil

None of the Named Executive Officers exercised any Stock Options or had his or her DSUs pay-out during the year ended December 31, 2023.

Employment, Consulting and Management Agreements

The following describes the respective consulting and employment agreements entered into by the Corporation and its NEOs as of the date hereof.

Name	Termination Notice Period	Monthly Fees	Severance on Termination	Severance on Change of Control(1)
Olivier Roussy Newton Chief Executive Officer and Executive Chairman	30 days	US$25,000	12 months	36 months base fees plus aggregate cash bonuses paid in the 36 months prior to the Change of Control.
Ryan Ptolemy Chief Financial Officer	30 days	$10,000	6 months’ fees	24 months base fees plus aggregate cash bonuses paid in the 24 months prior to the Change of Control.
Kenny Choi Corporate Secretary	30 days	$10,000	6 months’ fees	24 months base fees plus aggregate cash bonuses paid in the 24 months prior to the Change of Control.

Notes:

(1)	Severance upon a change of control becomes payable In the event of a Change of Control of the Corporation and within one year following the date of the Change of Control the Corporation or the officer elects to terminate the agreement.

For the purpose of the agreements set forth above, “Change of Control” shall be defined as (1) the acquisition, directly or indirectly, by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Business Corporations Act (Ontario)) or group of persons acting jointly or in concert, as such terms are defined in the Securities Act, Ontario of: (A) shares or rights or options to acquire shares of the Corporation or securities which are convertible into shares of the Corporation or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% (or 25% in the case of Mr. Ptolemy’s consulting agreement) or more of the votes entitled to be cast at a meeting of the shareholders of the Corporation; (B) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% (or 25% in the case of Mr. Ptolemy’s consulting agreement) or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or (C) more than 50% (or 25% in the case of Mr. Ptolemy’s consulting agreement) of the material assets of the Corporation, including the acquisition of more than 50% (or 25% in the case of Mr. Ptolemy’s consulting agreement) of the material assets of any material subsidiary of the Corporation; or (2) as a result of or in connection with: (A) a contested election of directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its Affiliates and another corporation or other entity, the nominees named in the most recent management information circular of the Corporation for election to the Corporation’s board of directors do not constitute a majority of the Corporation’s board of directors.

Summary of Termination Payments

The estimated incremental payments, payables and benefits that might be paid to the Named Executive Officers pursuant to the above noted agreements in the event of termination without cause or after a Change of Control (assuming such termination or Change of Control is effective as of the Record Date) are detailed below:

Named Executive Officer	Termination not for Cause ($)	Value of Unvested Options ($) upon termination not for cause	Termination on a Change of Control ($)	Value of Unvested Options Vested ($) upon Change in Control
Olivier Roussy Newton
Salary and Quantified Benefits	US$300,000	Nil	US$900,000	Nil
Bonus	Nil	Nil	Nil	Nil
Total	US$300,000	Nil	US$900,000	Nil
Ryan Ptolemy
Salary and Quantified Benefits	60,000	Nil	240,000	Nil
Bonus	Nil	Nil	20,000	Nil
Total	60,000	Nil	290,000	Nil
Kenny Choi
Salary and Quantified Benefits	60,000	Nil	240,000	Nil
Bonus	Nil	Nil	50,000	Nil
Total	60,0000	Nil	290,00	Nil

Notes:

(1)	Severance upon a change of control becomes payable in the event of a Change of Control of the Corporation and within one year following the date of the Change of Control the Corporation or the officer elects to terminate the agreement.

Other Arrangements

Other than as disclosed below or elsewhere in this Circular, none of the officers or directors of the Corporation have compensation arrangements pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Indebtedness of Directors and Executive Officers

As at the date of this Circular and during the financial year ended December 31, 2023, no director or executive officer of the Corporation (and each of their associates and/or affiliates) was indebted, including under any securities purchase or other program, to (i) the Corporation or its subsidiaries, or (ii) any other entity which is, or was at any time during the financial year ended December 31, 2023, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

Directors’ and Officers’ Insurance and Indemnification

The Corporation maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The Corporation has purchased in respect of directors and officers an aggregate of US$2,500,000 in coverage. The approximate amount of premiums paid by the Corporation in 2023 in respect of such insurance was US$106,848.

Interest of Informed Persons in Material Transactions

No informed person (as such term is defined under applicable securities laws) of the Corporation or nominee (and each of their associates or affiliates) has had any direct or indirect material interest in any transaction involving the Corporation since January 1, 2023 or in any proposed transaction which has materially affected or would materially affect the Corporation or its subsidiaries other than as may be disclosed herein.

Director Compensation

Compensation of directors for the financial year ended December 31, 2023 was determined on a case-by- case basis with reference to the role that each director provided to the Corporation. Executive officers who also act as directors of the Corporation do not receive any additional compensation for services rendered in their capacity as directors. The following information details compensation paid in the recently completed financial year.

Director Summary Compensation Table

The following table provides information regarding the compensation awarded to each director during the year ended December 31, 2023, other than any NEOs who are also directors, whose compensation was included above.

Name	Fees earned ($)	Share awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)(1)	All other compensation ($)(2)	Total ($)
Krisztian Toth	Nil	11,053	29,035	Nil	Nil	40,088
Mikael Tandetnik	Nil	Nil	45,021	Nil	Nil	55,405
Stefan Hascoet	Nil	10,384	43,506	Nil	Nil	43,506
Suzanne Ennis	Nil	Nil	29,035	Nil	Nil	29,035
Tito Gandhi(1)	Nil	11,053	Nil	Nil	Nil	11,053
William C. Steers(2)	Nil	11,0513	Nil	Nil	Nil	11,053
TOTALS	Nil	43,543	145,597	Nil	Nil	190,140

Notes:

(1)	Mr. Gandhi did not stand for re-election at the 2023 annual meeting of shareholders of the Company.

(2)	Mr. Steers did not stand for re-election at the 2023 annual meeting of shareholders of the Company.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each director outstanding as of December 31, 2023, other than any NEOs who are also directors, whose compensation was included above.

Outstanding Share-Based Awards and Option-Based Awards

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed
Krisztian Toth	450,000 500,000	1.11 0.29	May 25, 2026 November 24, 2028	185,000	Nil	Nil	46,200
Mikael Tandetnik	350,000 500,000 250,000	1.58 0.29 0.52	March 22, 2026 November 24, 2028 December 11, 2028	220,000	Nil	Nil	Nil
Stefan Hascoet	350,000 500,000 250,000	1.58 0.29 0.52	March 22, 2026 November 24, 2028 December 11, 2028	220,000	Nil	Nil	115,500
Suzanne Ennis	250,000 500,000	1.70 0.29	September 21, 2026 November 28, 2028	185,000	Nil	Nil	95,700
Tito Gandhi(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
William C. Steers(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Based on the closing market price of $0.66 of the Common Shares on December 29, 2023 and subtracting the exercise price of the options.

(2)	These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3)	Share-based awards comprise of DSUs. Value is based on the fair value of the award on the grant date.

(4)	Mr. Gandhi did not stand for re-election at the 2023 annual meeting of shareholders of the Company.

(5)	Mr. Steers did not stand for re-election at the 2023 annual meeting of shareholders of the Company.

Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Option-based awards – Value vested during 2023 fiscal year ($)	Share-based awards – Value vested during the 2023 fiscal year ($)	Non-equity incentive plan compensation – Value earned during the 2023 fiscal year ($)
Krisztian Toth	Nil	16,500	Nil
Mikael Tandetnik	Nil	Nil	Nil
Stefan Hascoet	Nil	57,750	Nil
Suzanne Ennis	Nil	41,250	Nil
Tito Gandhi(1)	Nil	16,500	Nil
William C. Steers(2)	Nil	16,500	Nil

Notes:

(1)	Mr. Gandhi did not stand for re-election at the 2023 annual meeting of shareholders of the Company.

(2)	Mr. Steers did not stand for re-election at the 2023 annual meeting of shareholders of the Company.

No director exercised his or her Stock Options or were paid out his or her DSUs during the year ended December 31, 2023.

Stock Option Plan

The Corporation believes that granting stock options to officers, directors, consultants and employees encourages retention and more closely aligns the interests of such key personnel with the interests of shareholders while at the same time not drawing on the limited cash resources of the Corporation.

The Stock Option Plan is designed to advance the interests of the Corporation by encouraging employees, officers and consultants to have equity participation in the Corporation through the acquisition of Common Shares. The following is a summary of the terms of the proposed Stock Option Plan, which is qualified in its entirety by the provisions of the Stock Option Plan.

The Stock Option Plan is a “evergreen” stock option plan under Cboe Canada Exchange Listing Manual as under the Stock Option Plan the Corporation is authorized to grant Stock Options of up to 10% of its issued and outstanding Common Shares at the time of the Stock Option grant, from time to time, with no vesting provisions. As of the date hereof, there is an aggregate of 23,080,000 Stock Options outstanding under the Stock Option Plan, which represents approximately 7.9% of the outstanding Common Shares.

The terms and conditions of each Stock Option granted under the Stock Option Plan will be determined by the Board. Stock Options will be priced in the context of the market and in compliance with applicable securities laws and Cboe Canada Exchange guidelines. Consequently, the exercise price for any Stock Option shall not be lower than the market price of the underlying Common Shares at the time of grant. Vesting terms will be determined at the discretion of the Board. The Board shall also determine the term of Stock Options granted under the Stock Option Plan, provided that no Stock Option shall be outstanding for a period greater than five years. The Board shall also have complete discretion to set the terms of any vesting schedule of each Stock Option granted.

The Stock Option Plan provides for amendment procedures that specify the kind of amendments to the Stock Option Plan that will require Shareholder approval. The Board believes that except for certain material changes to the Stock Option Plan, it is important that the Board has the flexibility to make changes to the Stock Option Plan without Shareholder approval. Such amendments could include making appropriate adjustments to outstanding Stock Options in the event of certain corporate transactions, the addition of provisions requiring forfeiture of options in certain circumstances, specifying practices with respect to applicable tax withholdings and changes to enhance clarity or correct ambiguous provisions.

The Stock Option Plan does not provide for the transformation of Stock Options granted under the Stock Option Plan into stock appreciation right involving the issuance of securities from the treasury of the Corporation.

The Stock Option Plan provides that holders of Stock Options who are restricted from trading in securities of the Corporation during periodic black-out periods imposed by the Corporation shall be entitled to exercise a Stock Option that was set to expire during a black-out period imposed by the Corporation until the day that is five business days following the expiry of the black-out period.

Directors, officers, employees and certain consultants shall be eligible to receive Stock Options under the Stock Option Plan. Upon the termination of an optionholder’s engagement with the Corporation, the cancellation or early vesting of any Stock Option shall be in the discretion of the Board. In general, the Corporation expects that Stock Options will be cancelled 90 days following an optionholder’s termination from the Corporation. Stock Options granted under the Stock Option Plan shall not be assignable.

The Corporation will not provide financial assistance to any optionholder to facilitate the exercise of Stock Options under the Stock Option Plan.

Pursuant to Section 10.13 – Security Based Compensation of the Cboe Canada Exchange Listing Manual, the Corporation is required to obtain the approval of its Shareholders to any stock option plan that is a “evergreen” plan every three years at the Corporation’s annual meeting of Shareholders. The Stock Option Plan was last approved by Shareholders at the annual and special meeting of Shareholders held on September 13, 2021, and is therefore subject to approval at the Meeting.

The table below sets out the outstanding options under the Stock Option Plan as of the Record Date.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	23,080,000	$0.99	5,935,508
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	23,080,000	$0.99	5,935,508

DSU Plan

The Corporation believes that granting DSUs to officers, directors, consultants and employees encourages retention and more closely aligns the interests of such key personnel with the interests of shareholders while at the same time not drawing on the limited cash resources of the Corporation.

The Board administers DSU Plan, designates from time to time those directors, officers, employees, and consultants of the Corporation to whom DSUs are to be granted and determines the number of shares covered by such DSUs. DSUs are granted by the Corporation pursuant to recommendations by the CNG Committee and approval of the Board.

A copy of the DSU Plan is attached to this Circular as Exhibit “C”. The following is a summary of the principal terms of the DSU Plan, which is qualified in its entirety by the provisions of the DSU Plan:

●	Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Corporation;

●	The Board fixes the vesting terms it deems appropriate when granting DSUs;

●	The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant. As of the date hereof, there is an aggregate of 8,607,005 DSUs outstanding under the DSU Plan, which represents approximately 2.97% of the outstanding Common Shares.

●	No DSUs shall be granted under the DSU Plan if such grant could result, at any time, in (i) the number of Common Shares issuable to insiders of the Corporation under all share compensation arrangements exceeding 10% of the issued and outstanding Common Shares, (ii) the issuance to insiders of the Corporation of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares, (iii) the number of Common Shares reserved for issuance under all share compensation arrangements with any one participant, together with such participants permitted assigns, exceeding 5% of the issued and outstanding Common Shares and (iv) a grant of more than 2% of the issued and outstanding Common Shares to any one contractor in any one-year period;

●	Under the DSU Plan, the DSUs are to be redeemed and paid out by the Corporation within 60 days of when a participant ceases to be a directors, officer, employee or consultant of the Corporation without further action or payment on the part of the holder of the DSU. For each DSU, the Corporation will deliver a payment of one Common Shares.

●	DSUs granted under the DSU Plan may not be assigned or transferred except to certain permitted assigns; and

●	Subject to any regulatory or Cboe Canada approval, the Board may from time to time amend or revise the terms and conditions of the DSU Plan.

Pursuant to Section 10.13 – Security Based Compensation of the Cboe Canada Listing Manual, the Corporation is required to obtain the approval of its Shareholders to any deferred share unit plan that is a “evergreen” plan every three years at the Corporation’s annual meeting of Shareholders. The DSU Plan was last approved by Shareholders at the annual and special meeting of Shareholders held on September 13, 2021, and is therefore subject to approval at the Meeting.

The table below sets out the outstanding DSUs under the DSU Plan as of the Record Date.

	Number of securities to be issued upon exercise of outstanding DSUs	Weighted-average exercise price of outstanding DSUs	Number of securities remaining available under the DSU Plan (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	8,607,005	$0.00	5,901,532
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	8,607,005	0.00	5,901,532

Corporate Governance Policies

Management of the Corporation and the Board recognize the importance of corporate governance in effectively managing the Corporation, protecting employees and Shareholders, and enhancing Shareholder value.

The Board fulfills its mandate directly and through its Audit Committee and its Compensation, Nomination and Governance Committee (“CNG Committee”) and other ad hoc committees at regularly scheduled meetings or as required. The directors are kept informed regarding the Corporation’s operations at regular meetings and through reports and discussions with management on matters within their particular areas of expertise. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Corporation’s affairs and in light of opportunities or risks that the Corporation faces.

The Corporation believes that its corporate governance practices are in compliance with applicable Canadian requirements. The Corporation is committed to monitoring governance developments to ensure its practices remain current and appropriate.

Board of Directors

Pursuant to National Instrument 58-101 – Corporate Governance, a director is independent if the director has no direct or indirect relationship with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment. Certain directors are deemed to have a material relationship with the issuer by virtue of their position or relationship with the Corporation. The Board is currently comprised of five members, three of which are independent. Mr. Newton is non-independent as he is the Chief Executive Officer of the Corporation and Mr. Toth is non-independent as he is a partner of Fasken Martineau DuMoulin LLP, legal counsel to the Corporation. In assessing whether a director is independent for these purposes, the circumstances of each director have been examined in relation to a number of factors.

Other Public Corporation Directorships

To the best of the Corporation’s knowledge and based on publicly available information, as of the date hereof, the directors of the Corporation hold directorship positions with the following reporting issuers:

Director	Reporting Issuer
Olivier Roussy Newton	BTQ Technologies Gorp.
Krisztián Tóth	Leviathan Gold Ltd.
Mikael Tandetnik	None
Stefan Hascoet	None
Suzanne Ennis	None

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation, and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board is responsible for the oversight and review of:

●	the strategic planning process of the Corporation;

●	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

●	succession planning, including appointing, training and monitoring senior management;

●	a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

●	the integrity of the Corporation’s internal control and management information systems.

The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee and the Compensation, Nomination and Governance Committee.

Orientation and Continuing Education

Directors are expected to attend all meetings of the Board and are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. The Board notes that it has benefited from the experience and knowledge of individual members of the Board in respect of the evolving governance regime and principles. The Board ensures that all directors are apprised of changes in the Corporation’s operations and business. All Board members are provided with copies of periodic reports on the business and operations of the Corporation.

Nomination of Directors

The Board is largely responsible for identifying new candidates for nomination to the Board. The process by which candidates are identified is through recommendations presented to the Board, which establishes and discusses qualifications based on corporate law and regulatory requirements as well as education and experience related to the business of the Corporation.

Compensation

The CNG Committee is responsible for recommending to the Board the compensation of the directors and Chief Executive Officer of the Corporation. The process for determining executive compensation is relatively informal, in view of the size and stage of the Corporation and its operations. The Corporation does not maintain specific performance goals or use benchmarks in determining the compensation of executive officers. Upon the recommendation of the CNG Committee, the Board may at its discretion award either a cash bonus or stock options for high achievement or for accomplishments that the Board deems as worthy of recognition.

The CNG Committee reviews and discusses proposals received by the Chief Executive Officer of the Corporation regarding the compensation of management and the directors. Please refer to the section “Compensation and Corporate Governance Committee”.

Board Assessments

The Board and its individual directors are assessed on an informal basis continually as to their effectiveness and contribution. The Chair of the Board encourages discussion amongst the Board as to evaluation of the effectiveness of the Board as a whole and of each individual director. All directors are free to make suggestions for improvement of the practice of the Board at any time and are encouraged to do so.

Majority Voting Policy

The Corporation has adopted a Majority Voting Policy to provide a meaningful way for the Corporation’s shareholders to hold individual directors accountable and to require the Corporation to closely examine directors that do not have the support of a majority of Shareholders who vote at the Meeting. The policy provides that forms of proxy for the election of directors will permit a Shareholder to vote in favour of, or to withhold from voting, separately for each director nominee and that where a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Pursuant to the policy, such a nominee will forthwith submit his or her resignation to the Board, such resignation to be effective on acceptance by the Board. The Board will then establish an advisory committee (the “Committee”) to which it shall refer the resignation for consideration within an 90 day period. In such circumstances, the Committee will make a recommendation to the Board as to the director’s suitability to serve as a director after reviewing, among other things, the results of the voting for the nominee and the Board will consider such recommendation. Any director subject to the Majority Voting Policy will not be a member of the Committee or participate in any Board level discussion where his or her resignation is being considered. Absent exceptional circumstances the Committee and the Board will accept the resignation of the nominee director. Once the Board has made a final decision regarding the resignation, the Company will publicly disclose the Board’s decision regarding the resignation, including the reasons for not accepting the resignation, if applicable. If the resignation is accepted, the Board may leave the vacancy unfilled or appoint a new director to fill the vacancy.

This policy does not apply where an election involves a proxy battle (i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the management of the Corporation).

Audit Committee

The purposes of the Audit Committee are to assist the Board’s oversight of: the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements; the qualifications and independence of the Corporation’s independent auditors; and the performance of the independent auditors and the Corporation’s internal audit function.

Please see Schedule “A” for the text of the Audit Committee Charter.

Composition of the Audit Committee

The Corporation’s Audit Committee is comprised of three directors, Stefan Hascoet (Chair), Mikael Tandetnik and Suzanne Ennis. Each member of the Audit Committee is considered to be financially literate and are considered independent, as such term is defined in NI 52-110.

Relevant Education and Experience

Please see page 20 for the biographies of each member of the Audit Committee.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year has there been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on either (a) an exemption in section 2.4 of NI 52-110; or (b) an exemption from NI 52- 110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

HDCPA Professional Corporation (“HDCPA”) are the current external auditors of the Corporation and were appointed on December 20, 2023. BF Borgers CPA were the former external auditors of the Corporation for the fiscal year ended December 31, 2022 and were appointed on February 3, 2023. The aggregate fees billed and estimated to be billed by the external auditors for the last two (2) fiscal years is set out in the table below. “Audit Fees” includes fees for audit services including the audit services completed for the Corporation’s subsidiaries. “Audit Related Fees” includes fees for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and not reported under Audit Fees including the review of interim filings and travel related expenses for the annual audit. “Tax Fees” includes fees for professional services rendered by the external auditor for tax compliance, tax advice, and tax planning. “All Other Fees” includes all fees billed by the external auditors for services not covered in the other three categories.

Year	Audit Fees ($)	Audit Related Fees	Tax Fees ($)	All Other Fees
2023	385,375	37,500	15,000	437,875
2022	297,177	Nil	Nil	Nil

Compensation, Nomination and Governance Committee

The Compensation, Nomination and Governance Committee (the “CNG Committee”) is comprised of Mr. Krisztian Toth, Mr. Mikael Tandetnik and Mr. Stefan Hascoet. Mr. Tandetnik and Mr. Hascoet are independent directors and Mr. Toth is a non-independent director. Please see page 20 for the biographies of each member of the CNG Committee.

The CNG Committee’s responsibilities are twofold. First, with respect to compensation, the CNG Committee’s responsibility include (i) discharging the Board’s responsibilities relating to the compensation of the Corporation’s executive officers, (ii) administering the Corporation’s incentive compensation and equity-based plans, and (iii) assisting the Board with respect to management succession and development. In carrying out its duties with respect to compensation, the CNG Committee reviews and makes recommendations to the Board on an annual basis regarding (A) company-wide compensation programs and practices, (B) all aspects of the remuneration of the Corporation’s executive officers and directors, and (C) equity-based plans and any material amendments thereto (including increases in the number of securities available for grant as options or otherwise thereunder).

The primary function of the CNG Committee with respect to nomination and governance matters is to exercise the responsibilities and duties set forth below, including but not limited to: (i) advising the Board on corporate governance in general, (ii) identifying candidates to act as directors of the Corporation, (iii) recommending to the Board qualified candidates to nominate as a director of the Corporation for consideration by the shareholders of the Corporation at the next annual meeting of shareholders (iv) overseeing and assessing the functioning of the Board and the committees of the Board, and (v) developing and recommending to the Board, and overseeing the implementation and assessment of, effective corporate governance principles.

MATTERS TO BE CONSIDERED

Financial Statements

The financial statements for the fiscal year ended December 31, 2023 will be presented to Shareholders for review at the Meeting. No vote by the Shareholders is required with respect to this matter.

Election of Directors

The Board currently consists of five directors. The Corporation has nominated five persons (the “Nominees”) for election as a director at the Meeting. At the Meeting, Shareholders will be asked to elect each individual Nominee as a director. All directors so elected will hold office until the end of the next annual general meeting of shareholders of the Corporation or until their successors are elected or appointed, unless their office is vacated earlier in accordance with the by-laws of the Corporation or with the provisions of the Business Corporations Act (Ontario).

The following table provides the names of the Nominees and information concerning such Nominees. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

Information in the table below regarding the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is based upon information furnished by the respective Nominee and is as at the Record Date.

Name and Municipality of Residence	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned or Over which Control is Exercised(1)
Krisztian Tóth(3) Toronto, Ontario Canada	Partner at Fasken Martineau DuMoulin LLP	May 14, 2021	Nil
Olivier Roussy Newton Zug, Switzerland	Chief Executive Officer of the Corporation	June 20, 2023	17,504,410
Mikael Tandetnik(2) (3) Geneva, Switzerland	Founder of Ariane Group SA	June 20, 2023	440,455
Stefan Hascoet(2) (3) Geneva, Switzerland	Managing Partner of Deep Knowledge Ventures Suisse	June 20, 2023	618,000
Suzanne Ennis(2) Toronto, Ontario Canada	Head of Investor Relations of Hut 8	June 22, 2023	18,948

Notes:

(1)	The Corporation has relied exclusively on the respective Nominee for this information.

(2)	Member of the Audit Committee

(3)	Member of the Compensation, Nomination and Governance Committee.

Biographical information for each of the nominated directors are set out below:

Mr. Roussy Newton is the Chief Executive Officer of the Corporation. He is a technology entrepreneur who has made significant contributions to the fields of FinTech, Quantum Computing and Capital Markets. Mr. Roussy Newton founded and served as president of HIVE Blockchain Technologies, which made history by becoming the first crypto mining company to go public in 2017, and has also been involved in a number of other highly successful ventures. Mr. Roussy Newton also serves as the Managing Director of BTQ AG, where he is responsible for overseeing the company’s operations on research focused on post quantum technologies.

Mr. Tóth, is an experienced M&A lawyer and partner at the law firm of Fasken Martineau DuMoulin LLP, which is a leading international business law and litigation firm with eight offices with more than 700 lawyers across Canada and in the UK and South Africa. Mr. Tóth began his career at Fasken in 2003, eventually becoming a partner of the firm in 2009. He has been recognized by IFLR1000 for his capital markets work. Mr. Tóth holds a bachelor of arts in Politics Sociology from Queen’s University and an LLB from Dalhousie University.

Mr. Tandetnik is a seasoned wealth manager and CEO with a strong background in finance. He embarked on his career as a Salesperson for equity and structured products at BNP Paribas, gaining valuable experience in the field. Subsequently, he transitioned to various brokerage firms, honing his expertise in investment management. After founding LS Advisor in Paris and driven by his passion for the cryptocurrency industry, Mr. Tandetnik established Ariane Group SA in Geneva, a wealth management companies specializing in catering to cryptocurrency clients and investments. He played a pivotal role in numerous fundraising initiatives for both listed and unlisted private crypto companies, demonstrating his deep involvement in the crypto space. Mr. Tandetnik’s academic qualifications include a Bachelor’s degree in Business from the Ecole Supérieure de Gestion et Finance (ESGF) in France and a Master’s degree from ESLSCA, where he specialized in Trading and Options.

Mr. Hascoet is a capital markets professional who spent 12 years in the City of London in the field of equity derivatives and cross-asset structured products working for three global investment banks, including at RBC Capital Markets, leading a team covering Swiss clients. After his initial training in the institutional finance world, Mr. Hascoet decided to focus on the dual fields of finance & blockchains through various entrepreneurial endeavors, focusing on making blockchain assets investible and building bridges with the established banking systems and capital markets frameworks. Mr. Hascoet is a Swiss resident, based in Geneva, Managing Partner of Deep Knowledge Ventures Suisse, a data-driven investment holding of commercial and non-profit organizations active in the fields of DeepTech, Fintech and Longevity. Mr. Hascoet is a graduate of the French Grande Ecole system, having studied at l’Ecole Ste Genevieve in Versailles and ESCP Business School in Paris.

Ms. Ennis is an acclaimed leader in emerging technology and innovation, known for her passion in ushering global investor awareness and capital into opportunities within Canada’s thriving technology, natural resources, and small cap sectors. With over 15 years of experience, she has raised over a billion dollars for Canadian structured product and small cap companies, propelling hidden Canadian gems into significant market cap opportunities. Ms. Ennis holds a bachelor of arts in political science from McMaster University and a certificate of specialization, corporate finance, ESG investing, venture capital and private equity from the Columbia Business School.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of each of the Nominees. If prior to the Meeting any of such Nominees is unable to or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting. Each Nominee elected will hold office until his successor is elected at the next annual meeting of the Corporation, or any postponement(s) or adjournment(s) thereof, or until his successor is elected or appointed.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or corporation, except the directors and executive officers of the Corporation acting solely in such capacity.

The Board of Directors recommends that Shareholders vote in favour of electing each of the directors as set forth above. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF EACH DIRECTOR.

Cease Trade Orders or Bankruptcies

No director or executive officer of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as provided below, no director or executive officer of the Corporation is or has been, within the ten years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Tóth was a director of Voyager Digital Ltd. (“Voyager”). On July 5, 2022, Voyager commenced a voluntary Chapter 11 process in the U.S. Bankruptcy Court of the Southern District of New York (the “Court”) with the liquidation plan approved by the Court on May 17, 2023 and recognition of this order was obtained in the Ontario Superior Court of Justice (Commercial List) pursuant to the Companies’ Creditors Arrangement Act on May 24, 2023. On October 5, 2022, the Canadian Securities Administrators issued a cease trade order in respect of the securities of Voyager

No director or executive officer has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

No proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Appointment of Auditors

On December 20, 2023, the board of directors of the Corporation appointed HDCPA Professional Corporation (“HDCPA”) as auditors of the Corporation following the resignation of BF Borgers CPA PC as auditors of the Corporation. At the Meeting, Shareholders will be asked to re-appoint HDCPA as auditors of the Corporation until the close of the next annual meeting of and to authorize the directors to fix their remuneration.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE APPOINTMENT OF HDCPA AS THE CORPORATION’S AUDITORS AND AUTHORIZING THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE VOTED AGAINST SUCH A RESOLUTION.

Approval of Stock Option Plan

The Stock Option Plan is designed to advance the interests of the Corporation by encouraging employees, directors, officers and consultants to have equity participation in the Corporation through the acquisition of Common Shares. A copy of the Stock Option Plan is attached at schedule “B” hereto.

The Corporation is required to obtain the approval of its Shareholders to any stock option plan that is an “evergreen” plan every three years pursuant to the policies of the Cboe Canada. The Stock Option Plan was last approved by Shareholders at the annual and special meeting of Shareholders held on September 13, 2021. Accordingly, at the Meeting, Shareholders will be asked to approve the following ordinary resolution approving the Stock Option Plan:

“BE IT RESOLVED THAT:

1. the Stock Option Plan of the Corporation, as described in the management information circular of the Corporation dated May 14, 2024 is hereby approved and the Corporation be and is hereby authorized to reserve for issuance pursuant to the Stock Option Plan such number of stock options up to 10% of the total issued and outstanding Common Shares at the time of grant; and

2. any director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the true intent of these resolutions.”

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE STOCK OPTION PLAN UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST SUCH ORDINARY RESOLUTION.

Approval of DSU Plan

The purpose of the DSU Plan is strengthen the alignment of interests between directors, officer, employees and consultants and the shareholders of the Corporation. In addition, the DSU Plan has been adopted for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of participants in the DSU Plan, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging commitment and performance due to the opportunity offered to such persons to receive compensation in line with the value of the Common Shares.

The Board administers DSU Plan, designates from time to time those directors, officers, employees, and consultants of the Corporation to whom DSUs are to be granted and determines the number of shares covered by such DSUs. DSUs are granted by the Corporation pursuant to recommendations by the CNG Committee and approval of the Board. A copy of the DSU Plan is attached to this Circular as Exhibit “C”.

The Corporation is required to obtain the approval of its Shareholders to any deferred share unit plan that is an “evergreen” plan every three years pursuant to the policies of the Cboe Canada. The DSU Plan was last approved by Shareholders at the annual and special meeting of Shareholders held on September 13, 2021. Accordingly, at the Meeting, Shareholders will be asked to approve the following ordinary resolution approving the DSU Plan:

“BE IT RESOLVED THAT:

1. the DSU Plan of the Corporation, as described in the management information circular of the Corporation dated May 14, 2024 is hereby approved and the Corporation be and is hereby authorized to reserve for issuance pursuant to the DSU Plan such number of DSUs up to 5% of the total issued and outstanding Common Shares at the time of grant; and

2. any director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the true intent of these resolutions.”

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE DSU PLAN UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST SUCH ORDINARY RESOLUTION.

Additional Information

Additional information relating to the Corporation may be found under the profile of the Corporation on SEDAR at www.sedarplus.ca. Additional financial information is provided in the Corporation’s audited financial statements and related management’s discussion and analysis for the financial year ended December 31, 2023, which can be found at or under the profile of the Corporation on SEDAR. Shareholders may also request these documents by emailing kenny@defi.tech or by telephone at (416) 861-2262.

Board of Directors Approval

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Olivier Roussy Newton”
Chief Executive Officer and Executive Chairman
Toronto, Ontario May 14, 2024

SCHEDULE “A”

DEFI TECHNOLOGIES INC.

AUDIT COMMITTEE CHARTER

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; and (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of this Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)	Review the Company’s financial statements, management discussion and analysis (“MD&A”) and any annual and interim earnings, press releases before the Company publicly discloses this informimation and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)	Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually a formal written statement of the external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year- end financial statements and intended template for such statements.

(i)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)	the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(a)	Review certification process.

(b)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

SCHEDULE “B”

DEFI TECHNOLOGIES INC. (the “Corporation”)
STOCK OPTION PLAN

1. STATEMENT OF PURPOSE

1.1 Principal Purposes – The principal purposes of the Plan are to provide the Corporation with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors and consultants responsible for the continued success of the Corporation; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Corporation; to encourage such individuals to remain with the Corporation; and to attract new employees, officers, directors and consultants to the Corporation.

1.2 Benefit to Shareholders – The Plan is expected to benefit shareholders by enabling the Corporation to attract and retain skilled and motivated personnel by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

2. INTERPRETATION

2.1 Defined Terms – For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Act” means the Securities Act (Ontario), as amended from time to time;

(b)	“Associate” shall have the meaning ascribed to such term in the Act;

(c)	“Board” means the Board of Directors of the Corporation;

(d)	“Cboe Canada” means Cboe Canada Exchange;

(e)	“Change in Control” means:

(i)	a takeover bid (as defined in the Act), which is successful in acquiring Shares,

(ii)	the change of control of the Board resulting from the election by the members of the Corporation of less than a majority of the persons nominated for election by management of the Corporation,

(iii)	the sale of all or substantially all the assets of the Corporation,

(iv)	the sale, exchange or other disposition of a majority of the outstanding Shares in a single transaction or series of related transactions,

(v)	the dissolution of the Corporation’s business or the liquidation of its assets,

(vi)	a merger, amalgamation or arrangement of the Corporation in a transaction or series of transactions in which the Corporation’s shareholders receive less than 51% of the outstanding shares of the new or continuing corporation, or

(vii)	the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

(f)	“Committee” means a committee of the Board appointed in accordance with this Plan, or if no such committee is appointed, the Board itself;

(g)	“Corporation” means DeFi Technologies Inc. a company incorporated under the Business Corporations Act (Ontario);

(h)	“Consultant” means an individual, other than an Employee, senior officer or director of the Corporation or a Subsidiary Corporation, or a Consultant Corporation, who;

(i)	provides ongoing consulting, technical, management or other services to the Corporation or a Subsidiary Corporation, other than services provided in relation to a distribution of the Corporation’s securities,

(ii)	provides the services under a written contract between the Corporation or a Subsidiary Corporation and the individual or Consultant Corporation,

(iii)	in the reasonable opinion of the Corporation spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Subsidiary Corporation, and

(iv)	has a relationship with the Corporation or a Subsidiary Corporation that enables the individual or Consultant Corporation to be knowledgeable about the business and affairs of the Corporation;

(i)	“Consultant Corporation” means, for an individual Consultant, a company of which the individual is an employee or shareholder, or a partnership of which the individual is an employee or partner;

(j)	“Date of Grant” means the date specified in the Option Agreement as the date on which the Option is effectively granted;

(k)	“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(i)	being employed or engaged by the Corporation, a Subsidiary Corporation or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Corporation or a Subsidiary Corporation; or

(ii)	acting as a director or officer of the Corporation or a Subsidiary Corporation;

(l)	“Disinterested Shareholder Approval” means an ordinary resolution approved by a majority of the votes cast by members of the Corporation at a shareholders’ meeting, excluding votes attaching to Shares beneficially owned by Insiders to whom Options may be granted and Associates of those persons;

(m)	“Effective Date” means the effective date of this Plan, which is the later of the day of its approval by the shareholders of the Corporation and the day of its acceptance for filing by the Exchange if such acceptance for filing is required under the rules or policies of the Exchange;

(n)	“Eligible Person” means:

(i)	an Employee, senior officer or director of the Corporation or any Subsidiary Corporation,

(ii)	a Consultant,

(iii)	an individual providing Investor Relations Activities for the Corporation; and

(iv)	a company, all of the voting securities of which are beneficially owned by one or more of the persons referred to in (i), (ii) or (iii) above;

(o)	“Employee” means:

(i)	an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source),

(ii)	an individual who works full-time for the Corporation or a Subsidiary Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Subsidiary Corporation over the details and methods of work as an employee of the Corporation or a Subsidiary Corporation, but for whom income tax deductions are not made at source, and

(iii)	an individual who works for the Corporation or a Subsidiary Corporation, on a continuing and regular basis for a minimum amount of time per week, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Subsidiary Corporation over the details and methods of work as an employee of the Corporation or a Subsidiary Corporation, but for whom income tax deductions are not made at source;

(p)	“Exchange” means the stock exchange or over the counter market on which the Shares are listed;

(q)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(r)	“Fair Market Value” means, where the Shares are listed for trading on an Exchange, the last closing price of the Shares before the Date of Grant on the Exchange which is the principal trading market for the Shares, as may be determined for such purpose by the Committee, provided that, so long as the Shares are listed only on the NEO, the “Fair Market Value” shall not be lower than the last closing price of the Shares before the Date of Grant;

(s)	“Guardian” means the guardian, if any, appointed for an Optionee;

(t)	“Insider” shall have the meaning ascribed to such term in the Act;

(u)	“Investor Relations Activities” means any activities or oral or written communications, by or on behalf of the Corporation or a shareholder of the Corporation that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation

(A)	to promote the sale of products or services of the Corporation, or

(B)	to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation,

(ii)	activities or communications necessary to comply with the requirements of

(A)	applicable securities laws,

(B)	the rules and policies of the NEO, if the Shares are listed only on the NEO, or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Corporation,

(iii)	communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

(A)	the communication is only through the newspaper, magazine or publication, and

(B)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer, or

(iv)	activities or communications that may be otherwise specified by the Cboe Canada, if the Shares are listed only on Cboe Canada;

(v)	“Option” means an option to purchase unissued Shares granted pursuant to the terms of this Plan;

(w)	“Option Agreement” means a written agreement between the Corporation and an Optionee specifying the terms of the Option being granted to the Optionee under the Plan;

(x)	“Option Price” means the exercise price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of Sections 6.3 and 10;

(y)	“Optionee” means an Eligible Person to whom an Option has been granted;

(z)	“Person” means a natural person, company, government or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

"	(aa)	“Plan” means this Stock Option Plan of the Corporation;

(bb)	“Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

(cc)	“Shares” means the common shares in the capital of the Corporation as constituted on the Date of Grant, adjusted from time to time in accordance with the provisions of Section 10;

(dd)	“Shareholder Approval” means an ordinary resolution approved by a majority of the votes cast by members of the Corporation at a shareholders’ meeting;

(ee)	“Subsidiary Corporation” shall mean a company which is a subsidiary of the Corporation; and

(ff)	“Term” means the period of time during which an Option may be exercised.

3. ADMINISTRATION

3.1 Board or Committee – The Plan shall be administered by the Board or by a Committee appointed in accordance with Section 3.2.

3.2 Appointment of Committee – The Board may at any time appoint a Committee, consisting of not less than three of its members, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan. In the absence of the appointment of a Committee by the Board, the Board shall administer the Plan.

3.3 Quorum and Voting – A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is to be taken with respect to the granting of an Option to him).

3.4 Powers of Board and Committee – The Board shall from time to time authorize and approve the grant by the Corporation of Options under this Plan, and any Committee appointed under Section 3.2 shall have the authority to review the following matters in relation to the Plan and to make recommendations thereon to the Board;

(a)	administration of the Plan in accordance with its terms,

(b)	determination of all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the value of the Shares,

(c)	correction of any defect, supply of any information or reconciliation of any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan,

(d)	prescription, amendment and rescission of the rules and regulations relating to the administration of the Plan;

(e)	determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan,

(f)	with respect to the granting of Options:

(i)	determination of the Employees, officers, directors or Consultants to whom Options will be granted, based on the eligibility criteria set out in this Plan,

(ii)	determination of the terms and provisions of the Option Agreement which shall be entered into with each Optionee (which need not be identical with the terms of any other Option Agreement) and which shall not be inconsistent with the terms of this Plan,

(iii)	amendment of the terms and provisions of an Option Agreement, provided the Board obtains:

(A)	the consent of the Optionee, and

(B)	if required, the approval of any stock exchange on which the Shares are listed,

(iv)	determination of when Options will be granted,

(v)	determination of the number of Shares subject to each Option,

(vi)	determination of the vesting schedule, if any, for the exercise of each Option, and

(g)	other determinations necessary or advisable for administration of the Plan.

3.5 Obtain Approvals – The Board will seek to obtain any regulatory, Exchange or shareholder approvals which may be required pursuant to applicable securities laws or Exchange rules.

3.6 Administration by Committee – The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee’s administration of the Plan shall in all respects be consistent with the Exchange policies and rules.

4. ELIGIBILITY

4.1 Eligibility for Options – Options may be granted to any Eligible Person.

4.2 Insider Eligibility for Options – Notwithstanding Section 4.1, if the Shares are listed only on the NEO, grants of Options to Insiders shall be subject to the policies of the NEO.

4.3 No Violation of Securities Laws – No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Optionee resides.

5. SHARES SUBJECT TO THE PLAN

5.1 Number of Shares – The maximum number of Shares issuable from time to time under the Plan is that number of Shares as is equal to 10% of the number of issued Shares at the Date of Grant of an Option. The maximum number of Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10.

5.2 Expiry of Option – If an Option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of the Plan.

5.3 Reservation of Shares – The Corporation will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

6. OPTION TERMS

6.1 Option Agreement – Each Option granted to an Optionee shall be confirmed by the execution and delivery of an Option Agreement and the Board shall specify the following terms in each such Option Agreement:

(a)	the number of Shares subject to option pursuant to such Option, subject to the following limitations if the Shares are listed only on the NEO:

(i)	the number of Shares reserved for issuance pursuant to Options to any one Optionee shall not exceed 5% of the issued Shares in any 12-month period,

(ii)	the number of Shares reserved for issuance pursuant to Options to any one Consultant shall not exceed 2% of the issued Shares in any 12-month period, and

(iii)	the aggregate number of Shares reserved for issuance pursuant to Options to Employees and those individuals conducting Investor Relations Activities shall not exceed 2% of the issued Shares in any 12-month period;

(b)	the Date of Grant;

(c)	the Term, provided that, if the Shares are listed only on the NEO, the length of the Term shall in no event be greater than five years following the Date of Grant for all Optionees;

(d)	the Option Price, provided that the Option Price shall not be less than the Fair Market Value of the Shares on the Date of Grant;

(e)	subject to Section 6.2 below, any vesting schedule upon which the exercise of an Option is contingent;

(f)	if the Optionee is an Employee, Consultant or an individual providing Investor Relations Activities for the Corporation, a representation by the Corporation and the Optionee that the Optionee is a bona fide Employee, Consultant or an individual providing Investor Relations Activities for the Corporation, as the case may be, of the Corporation or a Subsidiary Corporation; and

(g)	such other terms and conditions as the Board deems advisable and are consistent with the purposes of this Plan.

6.2 Vesting Schedule – The Board, as applicable, shall have complete discretion to set the terms of any vesting schedule of each Option granted, including, without limitation, discretion to:

(a)	permit partial vesting in stated percentage amounts based on the Term of such Option; and

(b)	permit full vesting after a stated period of time has passed from the Date of Grant.

6.3 Amendments to Options – Amendments to the terms of previously granted Options are subject to regulatory approval, if required. If required by the Exchange, Disinterested Shareholder Approval shall be required for any reduction in the Option Price of a previously granted Option if the Optionee is an Insider of the Company at the time of the proposed reduction in the Option Price.

6.4 Uniformity – Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

7. EXERCISE OF OPTION

7.1 Method of Exercise – Subject to any limitations or conditions imposed upon an Optionee pursuant to the Option Agreement or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof, specifying the number of Shares in respect of which the Option is exercised, to the Corporation at its principal place of business at any time after the Date of Grant until 4:00 p.m. (Toronto time) on the last day of the Term, such notice to be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised and an indication as to suitable arrangements made with the Corporation, in accordance with Section 15.7, for the receipt by the Corporation of an amount sufficient to satisfy any withholding tax requirements under applicable tax legislation in respect of the exercise of an Option (the “Withholding Obligations”). Such amounts shall be in lawful money (Canadian funds) by cash, cheque, bank draft or wire transfer. Payment by cheque made payable to the Corporation in the amount of the aggregate Option Price shall constitute payment of such Option Price unless the cheque is not honoured upon presentation, in which case the Option shall not have been validly exercised.

7.2 Issuance of Certificates – Not later than the third business day after exercise of an Option in accordance with Section 7.1, the Corporation shall issue and deliver to the Optionee a certificate or certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

7.3 Compliance with U.S. Securities Laws – As a condition to the exercise of an Option, the Board may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares. At the option of the Board, a stop-transfer order against such Shares may be placed on the stock books and records of the Corporation and a legend, indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such Shares in order to assure an exemption from registration. The Board may also require such other documentation as may from time to time be necessary to comply with United States’ federal and state securities laws. The Corporation has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

8. TRANSFERABILITY OF OPTIONS

8.1 Non-Transferable – Except as permitted by applicable securities laws and the policies of the Exchange, and as provided otherwise in this Section 8, Options are non-assignable and non-transferable.

8.2 Death of Optionee – Subject to Section 8.3, if the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Corporation or any Subsidiary Corporation, or the employment of an Optionee as an individual providing Investor Relations Activities, or the position of the Optionee as a director or senior officer of the Corporation or any Subsidiary Corporation, terminates as a result of such Optionee’s death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee and shall be exercisable by such Qualified Successor until the earlier of a period of not more than one year following the date of such death and the expiry of the Term of the Option.

8.3 Disability of Optionee – If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Corporation or any Subsidiary Corporation, or the employment of an Optionee as an individual providing Investor Relations Activities for the Corporation, or the position of the Optionee as a director or senior officer of the Corporation or any Subsidiary Corporation, is terminated by reason of such Optionee’s Disability, any Options held by such Optionee that could have been exercised immediately prior to such termination of employment or service shall be exercisable by such Optionee, or by his Guardian, for a period of not more than one year following the date of such following the termination of employment or service of such Optionee. If such Optionee dies within that period of not more than one year, any Option held by such Optionee that could have been exercised immediately prior to his or her death shall pass to the Qualified Successor of such Optionee, and shall be exercisable by the Qualified Successor until the earlier of a period of not more than one year following the death of such Optionee and the expiry of the Term of the Option.

8.4 Vesting – Options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

8.5 Deemed Non-Interruption of Employment – Employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Optionee’s right to reemployment with the Corporation or any Subsidiary Corporation is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Optionee’s reemployment is not so guaranteed, then the Optionee’s employment shall be deemed to have terminated on the ninety-first day of such leave.

9. TERMINATION OF OPTIONS

9.1 Termination of Options – To the extent not earlier exercised or terminated in accordance with Section 8, an Option shall terminate at the earliest of the following dates:

(a)	the termination date specified for such Option in the Option Agreement;

(b)	where the Optionee’s position as an Employee, a Consultant, a director or a senior officer of the Corporation or any Subsidiary Corporation, or an individual providing Investor Relations Activities for the Corporation, is terminated for cause, the date of such termination for cause;

(c)	where the Optionee’s position as an Employee, a Consultant, a director or a senior officer of the Corporation or any Subsidiary Corporation or an individual providing Investor Relations Activities for the Corporation terminates for a reason other than the Optionee’s Disability or death or for cause, not more than 90 days after such date of termination or, if the Shares are listed only on the NEO, not more than 30 days after such person ceases to be employed to provide Investor Relations Activities; PROVIDED that if an Optionee’s position changes from one of the said categories to another category, such change shall not constitute termination or cessation for the purpose of this Subsection 9.1(c); and

(d)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1.

9.2 Lapsed Options – If Options are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options. If an Option has been surrendered in connection with the regranting of a new Option to the same Optionee on different terms than the original Option granted to such Optionee, then, if required, the new Option is subject to approval of the Exchange.

9.3 Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement – If the Optionee retires, resigns or is terminated from employment or engagement with the Corporation or any Subsidiary Corporation, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not vested at that time or which, if vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

10. ADJUSTMENTS TO OPTIONS

10.1 Alteration in Capital Structure – If there is any change in the Shares through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the Exchange, and such adjustment shall be effective and binding for all purposes of the Plan.

10.2 Effect of Amalgamation, Merger or Arrangement – If the Corporation amalgamates, merges or enters into a plan of arrangement with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised the Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3 Acceleration on Change in Control – Upon a Change in Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.

10.4 Acceleration of Date of Exercise – Subject to the approval of the Exchange, if required, the Board shall have the right to accelerate the date of vesting of any portion of any Option which remains unvested.

10.5 Determinations to be Binding – If any questions arise at any time with respect to the Option Price or exercise price or number of Option Shares or other property deliverable upon exercise of an Option following an event referred to in this Section 10, such questions shall be conclusively determined by the Board, whose decisions shall be final and binding.

10.6 Effect of a Take-Over – If a bona fide offer (the “Offer”) for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of the Act, the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject, by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) to the Offer. If:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised. If any Optioned Shares are returned to the Corporation under this Section, the Corporation shall refund to the Optionee any Option Price paid for such Optioned Shares.

11. APPROVAL, TERMINATION AND AMENDMENT OF PLAN

11.1 Shareholder Approval – This Plan, if the Shares are listed only on Cboe Canada, is subject to Shareholder Approval every three years.

11.2 Power of Board to Terminate or Amend Plan – Subject to the approval of the Exchange, if required, the Board may terminate, suspend or discontinue the Plan at any time or amend or revise the terms of the Plan; provided, however, that, except as provided in Section 10, the Board may not do any of the following without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, approval by the Corporation’s shareholders at a meeting duly held in accordance with the applicable corporate laws:

(a)	increase the maximum number of Shares which may be issued under the Plan;

(b)	materially modify the requirements as to eligibility for participation in the Plan; or

(c)	materially increase the benefits accruing to participants under the Plan;

however, the Board may amend the terms of the Plan to comply with the requirements of any applicable regulatory authority, or as a result of changes in the policies of the Exchange relating to director, officer and employee stock options, without obtaining the approval of the Corporation’s shareholders.

11.3 No Grant During Suspension of Plan – No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

12. CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1 Compliance with Laws – Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all relevant provisions of law, including, without limitation, any applicable United States’ state securities laws, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations thereunder and the requirements of any Exchange or automated interdealer quotation system of a registered national securities association upon which such Shares may then be listed or quoted, and such issuance shall be further subject to the approval of counsel for the Corporation with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such Shares. The inability of the Corporation to obtain from any regulatory body the authority deemed by the Corporation to be necessary for the lawful issuance and sale of any Shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under this Plan, shall relieve the Corporation of any liability with respect to the non-issuance or sale of such Shares other than with respect to a refund of any Option Price paid.

13. USE OF PROCEEDS

13.1 Use of Proceeds – Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Corporation and shall be used for general corporate purposes, or as the Board otherwise determines.

14. NOTICES

14.1 Notices – All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either delivered personally to the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such personal delivery; telecopied, in which case notice shall be deemed to have been duly given on the date the telecopy is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

15. MISCELLANEOUS PROVISIONS

15.1 No Obligations to Exercise – Optionees shall be under no obligation to exercise Options granted under this Plan.

15.2 No Obligation to Retain Optionee – Nothing contained in this Plan shall obligate the Corporation or any Subsidiary Corporation to retain an Optionee as an Employee, officer, director or Consultant for any period, nor shall this Plan interfere in any way with the right of the Corporation or any Subsidiary Corporation to reduce such Optionee’s compensation.

15.3 Binding Agreement – The provisions of this Plan and of each Option Agreement with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.

15.4 Use of Terms – Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

15.5 Headings – The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

15.6 No Representation or Warranty – The Corporation makes no representation or warranty as to the future value of any Shares issued in accordance with the provisions of this Plan.

15.7 Income Taxes – Upon the exercise of an Option by an Optionee, the Corporation shall have the right to require the Optionee to remit to the Corporation an amount sufficient to satisfy any Withholding Obligations relating thereto under applicable tax legislation. Unless otherwise prohibited by the Board or by applicable law, satisfaction of the amount of the Withholding Obligations (the “Withholding Amount”) may be accomplished by any of the following methods or by a combination of such methods as determined by the Corporation in its sole discretion:

(a)	the tendering by the Optionee of cash payment to the Corporation in an amount less than or equal to the Withholding Amount; or

(b)	the withholding by the Corporation from the Shares otherwise due to the Optionee such number of Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the Withholding Amount (net of selling costs). By executing and delivering the Option Agreement, the Optionee shall be deemed to have consented to such sale and have granted to the Corporation an irrevocable power of attorney to effect the sale of such Shares and to have acknowledged and agreed that the Corporation does not accept responsibility for the price obtained on the sale of such Shares; or

(c)	the withholding by the Corporation from any cash payment otherwise due by the Corporation to the Optionee, including salaries, directors fees, consulting fees and any other forms of remuneration, such amount of cash as is required to pay and satisfy the Withholding Amount;

●	provided, however, in all cases, that the sum of any cash so paid or withheld and the fair market value of any Shares so withheld is sufficient to satisfy the Withholding Amount.

●	The provisions of the Option Agreement shall provide that the Optionee (or their beneficiaries) shall be responsible for all taxes with respect to any Options granted under the Option Plan and an acknowledgement that neither the Board nor the Corporation shall make any representations or warranties of any nature or kind whatsoever to any person regarding the tax treatment of Options or payments on account of the Withholding Amount made under the Option Plan and none of the Board, the Corporation, nor any of its employees or representatives shall have any liability to an Optionee (or its beneficiaries) with respect thereto.

15.8 Compliance with Applicable Law – If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange or over the counter market having authority over the Corporation or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

15.9 Conflict – In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

15.10 Governing Law – This Plan and each Option Agreement issued pursuant to this Plan shall be governed by the laws of the Province of Ontario.

15.11 Time of Essence – Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be, or to operate as, a waiver of the essentiality of time.

15.12 Entire Agreement – This Plan and the Option Agreement sets out the entire agreement between the Corporation and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

16. EFFECTIVE DATE OF PLAN

16.1 Effective Date of Plan – This Plan shall be effective on the later of the day of its approval by the shareholders of the Corporation given by way of ordinary resolution and the day of its acceptance for filing by the Exchange.

SCHEDULE “C”

DEFI TECHNOLOGIES INC. (the “Corporation”)
DSU PLAN

Article 1
DEFINITIONS AND INTERPRETATION

1.01	For purposes of this Deferred Share Unit Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)	“Act” means the Business Corporations Act (Ontario) or its successor, as amended from time to time;

(b)	“Board” means the board of directors of the Corporation;

(c)	“Cboe Manual” means the corporate finance manual published by the Exchange, as amended from time to time, or if the Common Shares are no longer listed for trading on the Exchange, the policies of such other exchange or quotation system on which the Common Shares are listed or quoted for trading;

(d)	“Change of Control” means the occurrence of any one or more of the following events:

(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its affiliates and another corporation or other entity, as a result of which the holders of Common Shares immediately prior to the completion of the transaction hold less than 25% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its Subsidiaries which have an aggregate book value greater than 25% of the book value of the assets, rights and properties of the Corporation and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned Subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its Subsidiaries;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)	any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Act) to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation’s outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)	as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its affiliates and another corporation or other entity, the nominees named in the most recent management information circular of the Corporation for election to the Board (or replacements designated by such nominees) shall not constitute a majority of the Board; or

(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

(e)	“Committee” means the Board or if the Board so determines in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan, which may include any compensation committee of the Board;

(f)	“Common Shares” means the common shares of the Corporation;

(g)	“Consultant” means, with respect to a corporation, a person, other than an Employee, Executive Officer, or Director of such corporation or of a Related Entity of such corporation, that:

(i)	is engaged to provide services to such corporation or a Related Entity of such corporation, other than services provided in relation to a distribution;

(ii)	provides the services under a written contract with such corporation or a Related Entity of such corporation, and

(iii)	spends or will spend a significant amount of time and attention on the affairs and business of such corporation or a Related Entity of such corporation;

and includes:

(iv)	for an individual Consultant, a corporation of which the individual Consultant is an employee or shareholder, and a partnership of which the individual Consultant is an employee or partner, and

(v)	for a Consultant that is not an individual, an Employee, Executive Officer, or Director of the Consultant, provided that the individual Employee, Executive Officer, or Director spends or will spend a significant amount of time and attention on the affairs and business of the issuing corporation or a Related Entity of such corporation;

(h)	“Corporation” means DeFi Technologies Inc., a corporation existing under the Act;

(i)	“Deferred Share Unit” or “DSU” means a unit credited by way of a bookkeeping entry in the books of the Corporation and administered pursuant to the Plan, representing the right to receive one Common Share;

(j)	“Designated Affiliate” means an affiliate of the Corporation designated by the Committee for purposes of the Plan from time to time;

(k)	“Director” means a member of the Board from time to time;

(l)	“Disinterested Shareholder Approval” means approval by a majority of the votes cast by all the Corporation’s shareholders at a duly constituted shareholders’ meeting, excluding votes attached to shares of the Corporation beneficially owned by Insiders to whom DSUs may be granted under the Plan and their associates and affiliates;

(m)	“DSU Grant Letter” has the meaning ascribed in Section 3.04;

(n)	“DSU Issue Date” means the date on which the Committee determines to grant Deferred Share Units to an Eligible Person;

(o)	“DSU Payment” means

(i)	if the DSU Issue Date of a DSU is prior to June 14, 2021, a cash payment by the Corporation to a Participant equal to the Market Value of a Common Share on the Separation Date multiplied by the number of DSUs held by the Participant on the Separation Date;

(ii)	if the DSU Issue Date of a DSU is on or after June 14, 2021, the issuance of Common Shares by the Corporation to a Participant equal to the number of Deferred Share Units held by the Participant on the Separation Date;

(p)	“DSU Trust” has the meaning ascribed thereto in Section 8.01;

(q)	“Eligible Person” means a person who, at the relevant time:

(i)	is a Director of the Corporation or of a Related Entity

(ii)	is an Executive Officer of the Corporation or of a Related Entity

(iii)	is an Employee of the of the Corporation or of a Related Entity; or

(iv)	is a Consultant of the Corporation or of a Related Entity;

(r)	“Employee” means, with respect to a corporation:

(i)	an individual who is considered an employee of the corporation or a Related Entity of the corporation under the Income Tax Act;

(ii)	an individual who works full-time for the corporation or a Related Entity of the corporation providing services normally provided by an employee and who is subject to the same control and direction by the corporation or the Related Entity of the corporation over the details and methods of work as an employee of the corporation or the Related Entity of the corporation, but for whom income tax deductions are not made at source, or

(iii)	an individual who works for the corporation or a Related Entity of the corporation on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the corporation or the Related Entity of the corporation over the details and methods of work as an employee of the corporation or the Related Entity of the corporation, but for whom income tax deductions are not made at source.

(s)	“Event of Termination” means the termination of the employment of a Participant as an employee or the cessation of a Participant as a Director, Executive Officer, Employee or Consultant, in any of the foregoing circumstances for any reason whatsoever, but provided that the Participant does not thereafter continue in the capacity of a Director, Executive Officer, Employee or Consultant. In the case of a termination of the employment of a Participant with the Corporation, the date of the Event of Termination shall be the date of the cessation of such Participant’s employment with the Corporation regardless of whether he or she is entitled to notice of termination or payment at law or under the terms of any employment contract and regardless of whether the termination of employment was lawful or unlawful. In the case of a cessation of a Participant as a Director or Executive Officer, the date of the Event of Termination shall be the date that such Participant ceases to serve in such capacity. In the case of a cessation of a Participant as a Consultant, the date of the Event of Termination shall be the date that the Corporation’s contractual arrangement for services with such Participant terminates.

(t)	“Exchange” means the Cboe Canada Exchange or, if the Common Shares are no longer listed for trading on the Cboe Canada Exchange, such other exchange or quotation system on which the Common Shares are listed or quoted for trading;

(u)	“Executive Officer” means, in respect of a corporation, an individual who is:

(i)	a chair, vice-chair or president;

(ii)	a vice-president in charge of a principal business unit, division or function including sales, finance or production; or

(iii)	performing a policy-making function in respect of the corporation;

(v)	“Insider” has the meaning as set out in the Toronto Stock Exchange Company Manual;

(w)	“Investor Relations Activities” has the meaning ascribed to such term in the Securities Act;

(x)	“Market Value” means the weighted average trading price of the Common Shares on the Exchange for the five consecutive trading days immediately prior to the date as of which Market Value is determined. If the Common Shares are not trading on the Exchange, then the Market Value shall be determined based on the trading price on such stock exchange or over-the-counter market on which the Common Shares are listed and posted for trading. If the Common Shares are not listed and posted for trading on any stock exchange or over-the-counter market, then Market Value shall be the fair market value of such Common Shares as determined by the Committee in its sole discretion;

(y)	“Participant” for the Plan means each Eligible Person to whom Deferred Share Units are issued;

(z)	“Person” means any individual, firm, partnership, limited partnership, limited liability company or partnership, unlimited liability company, joint stock company, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar meaning;

(aa)	“Plan” means the deferred share unit plan described in Article 3 hereof;

(bb)	“Related Entity” means, for a corporation, a person that controls or is controlled by the corporation or that is controlled by the same person that controls the corporation;

(cc)	“Required Regulatory Approval” means the approval of the Exchange and/or such other regulatory administrative or legal authorities as required for the issuance of Common Shares from treasury to satisfy the DSU Payment obligation of the Corporation under any DSUs;

(dd)	“Required Shareholder Approval” means the approval, if any, by the shareholders of the Corporation, as required pursuant to applicable laws and Exchange rules and policies for the issuance of Common Shares from treasury to satisfy the DSU Payment obligations of the Corporation under any DSUs;

(ee)	“Separation Date” means the date on which an Event of Termination occurs with respect to a Participant, or the date on which a Participant otherwise ceases to be an Eligible Person for any reason whatsoever, including the death of such Eligible Person;

(ff)	“Security-Based Compensation Arrangement” shall include:

(i)	stock option plans for the benefit of employees, Insiders, service providers, or any one of such groups;

(ii)	stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;

(iii)	stock appreciation rights involving issuances of securities from treasury;

(iv)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation;

(v)	security purchases from treasury by an employee, Insider, or service provider which is financially assisted by the Corporation by any means whatsoever;

(vi)	and for the avoidance of doubt, “Security-Based Compensation Arrangements” shall expressly exclude securities issued pursuant to employment inducements.

(gg)	“Subsidiary” means a corporation which is a subsidiary of the Corporation as defined under the Act;

(hh)	“Voting Securities” means Common Shares and/or any other securities (other than debt securities) of the Corporation or a successor entity that carry a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.02	Securities Definitions

In the Plan, the term “affiliate”, shall have the meaning given to such term in the Securities Act (Ontario).

1.03	Headings

The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.04	Context, Construction

Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.05	References to this Plan

The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.06	Canadian Funds

Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

Article 2
PURPOSE AND ADMINISTRATION OF THE DEFERRED SHARE PLAN

2.01	Purpose of the Plan

The purpose of the Plan is to strengthen the alignment of interests between Eligible Persons and the shareholders of the Corporation. In addition, the Plan has been adopted for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of Eligible Persons, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging commitment and performance due to the opportunity offered to such Eligible Persons to receive compensation in line with the value of the Common Shares.

2.02	Administration of the Plan

The Plan shall be administered by the Committee, and the Committee shall have full discretionary authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be final and binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan, and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. The Plan shall remain an unfunded obligation of the Corporation and the rights of Participants under the Plan shall be general unsecured obligations of the Corporation. All costs incurred in connection with the Plan shall be for the account of the Corporation.

2.03	Delegation to the Committee

All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors, including any compensation committee of the Board.

2.04	Record Keeping

The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant in the Plan;

(b)	the number of Deferred Share Units granted to each Participant under the Plan; and

(c)	the date and price at which Deferred Share Units were granted.

Article 3
DEFERRED SHARE UNIT PLAN

3.01	Establishment of Plan

The Plan is hereby established for Eligible Persons.

3.02	Grants of DSUs

The Committee may grant DSUs under this Plan at such time and in such amounts as it may determine, which DSUs shall be subject to the terms and vesting conditions, if any, set out in the resolution of the Committee approving such grant.

3.03	Redemption

Each vested Deferred Share Unit held by a Participant who ceases to be an Eligible Person shall be redeemed by the Corporation on the relevant Separation Date for a DSU Payment (less any applicable taxes and other source deductions required to be withheld by the Corporation) to be made to the Participant (or after the Participant’s death, a dependent, relative or legal representative of the Participant) on such date as the Corporation determines not later than 60 days after the Separation Date, without any further action on the part of the holder of the Deferred Share Unit in accordance with this Article 3. On settlement, the Corporation shall, for each such vested DSU, deliver to the Participant one Common Share. Any issuance of Common Shares under the Plan is subject to Required Regulatory Approval and Required Shareholder Approval. No amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Deferred Share Units will be granted to compensate for a downward fluctuation in the value of the Common Shares of the Corporation nor will any other form of benefit by conferred upon, or in respect of, a Participant for such purpose. Share certificates or other evidence of Common Shares issued pursuant to this section shall bear any legend as may be required by applicable securities laws or Exchange rules.

If a DSU is subject to vesting condition(s), the Participant holding such DSU shall not be entitled to the DSU Payment if the Participant ceases to be an eligible Participant, other than if the Participant ceases to be an eligible Participant in the event of, in connection with, or as a result of, a Change of Control, prior to the vesting condition(s) having been satisfied, and such DSU shall then be deemed cancelled. In the event of a Change of Control, each DSU shall automatically vest and be redeemable upon the occurrence of the Separation Date in accordance with the preceding paragraph.

3.04	Deferred Share Unit Letter

Each grant of Deferred Share Units under the Plan shall be evidenced by a letter of the Corporation (a “DSU Grant Letter”). Such Deferred Share Units shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions, including without limitation vesting conditions, which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a DSU Grant Letter. The provisions of the various DSU Grant Letters entered into under the Plan need not be identical, and may vary from Participant to Participant or according to the date of grant.

The delivery of certificates representing the Common Shares to be issued in settlement of DSUs, as applicable, will be contingent upon the fulfillment of any requirements set out in the DSU Grant Letter or applicable provisions of laws.

3.05	Dividends

In the event that a dividend (other than stock dividend) is declared and paid by the Corporation on Common Shares, a Participant will be credited with additional Deferred Share Units. The number of such additional Deferred Share Units will be calculated by dividing the total amount of the dividends that would have been paid to the Participant if the Deferred Share Units in the Participant’s account on the dividend record date had been outstanding Common Shares (and the Participant held no other Common Shares), by the closing price of a Common Share on the Exchange on the date on which the dividends were paid on the Common Shares.

3.06	Term of the Plan

The Plan, as set forth herein, shall be deemed to become effective as of the date first written above. The Plan shall remain in effect until it is terminated by the Board. Upon termination of the Plan, the Corporation shall redeem all remaining Deferred Share Units under Section 3.03 above, as at the applicable Separation Date for each of the remaining Participants.

Article 4
Common Shares Subject to the Plan and Participation Limits

4.01	Common Shares Subject to the Plan.

Subject to adjustment under the provisions of Article 7, the aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all DSUs granted under this Plan is equal to 5% of the number of issued Common Shares at the date of grant of a DSU.

4.02	Common Shares Available for Future Grants.

Any Common Shares subject to DSUs which for any reason expires without having been exercised or is forfeited or terminated shall again be available for future DSU grants under the Plan.

4.03	Participation Limits.

The Plan, when combined with all of the Corporation’s other previously established Security Based Compensation Arrangements, including the limitation imposed on the maximum number of Common Shares which may be issued pursuant to the exercise or redemption and settlement of DSUs set out in Section 4.01 above, shall not result at any time in the grant of DSUs:

(a)	to any one Person in any 12 month period which could, when exercised, result in the issuance of Common Shares exceeding 5% of the issued and outstanding Common Shares of the Corporation, calculated at the DSU Issue Date, unless the Corporation has obtained the requisite Disinterested Shareholder Approval to the grant;

(b)	to any one Consultant in any 12 month period which could, when exercised, result in the issuance of Common Shares exceeding 2% of the issued and outstanding Common Shares of the Corporation, calculated at the DSU Issue Date;

(c)	in any 12 month period, to Persons employed or engaged by the Corporation to perform Investor Relations Activities which could, when exercised, result in the issuance of Common Shares exceeding, in aggregate, 2% of the issued and outstanding Common Shares of the Corporation, calculated at the DSU Issue Date;

(d)	a number of Common Shares issuable to Insiders at any time exceeding 10% of the issued and outstanding Common Shares;

(e)	to Insiders, within a 12 month period, of a number of Common Shares issued exceeding 10% of the issued shares of the Corporation;

(f)	a number of Common Shares (i) issuable to all non-executive directors exceeding 1% of the issued and outstanding Common Shares, or (ii) issuable to any one non-executive director within a one-year period exceeding an DSU grant value of $150,000 per such non-executive director, based on a valuation method acceptable to the Board.

Any entitlement to acquire Common Shares granted pursuant to the Plan or other Securities Based Compensation Arrangement prior to the Participant becoming an Insider shall be excluded for the purposes of the limits set out in this Section 4.03.

4.04	Fractional Shares.

No fractional Common Shares shall be issued upon the settlement of DSUs in Common Shares, and the Board may determine the manner in which fractional share value shall be treated.

Article 5
WITHHOLDING TAXES

5.01	Withholding Taxes

The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts that the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any DSU or DSU Payment, including, without limiting the generality of the foregoing, the withholding of all or any portion of any DSU Payment or the withholding of the issue of Common Shares to be issued under the Plan (if applicable), until such time as the Participant has paid to, or made satisfactory arrangements for the payment to, the Corporation or any Designated Affiliate for any amount that the Corporation or Designated Affiliate is required by law to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan, which provide for the sale, on behalf of the Participant, of Common Shares (or a portion thereof) in the market upon the issuance of such shares under the Plan, to satisfy the Corporation’s or Designated Affiliate’s withholding obligations under the Plan.

Article 6
GENERAL

6.01	Amendments to the Plan

The Board may amend the Plan or DSU grants at any time without obtaining shareholder approval, provided, however, that no such amendment may materially and adversely affect any DSUs previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including Exchange requirements). Any amendment under this Section shall be subject to all necessary regulatory approvals.

6.02	Amendments to the Plan Requiring Shareholder Approval

Notwithstanding Section 6.01, no amendments to the Plan or DSU grants to:

(a)	extend the date on which a DSU will be forfeited or terminated in accordance with its terms;

(b)	increase the maximum number of Common Shares reserved for issuance under the Plan;

(c)	revise the participation limits set out in Section 4.03;

(d)	revise Section 6.03 to permit DSUs granted under the Plan to be transferable or assignable other than for estate settlement purposes;

(e)	any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the NEO Company Manual); or

(f)	revise the amending provisions set forth in Section 6.01 or 0;

shall be made without obtaining approval of the shareholders of the Corporation or Disinterested Shareholder Approval, as applicable, in accordance with the requirements of the Exchange.

6.03	Non-Assignable

Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Deferred Share Unit and no other right or interest of a Participant is assignable or transferable, and any such assignment or transfer in violation of this Plan shall be null and void.

6.04	Rights as a Shareholder and Director

No holder of any Deferred Share Units shall have any rights as a shareholder of the Corporation at any time. Nothing in the Plan shall confer on any Eligible Person the right to continue as a Director of the Corporation or as a director or any affiliate or interfere with the right to remove such director.

6.05	No Contract of Employment

Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or its affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause.

6.06	Adjustment in Number of Payments Subject to the Plan

In the event there is any change in the Common Shares, whether by reason of a stock dividend, stock split, reverse stock split, consolidation, subdivision, reclassification or otherwise, an appropriate proportionate adjustment shall be made by the Committee with respect to the number of Deferred Share Units then outstanding under the Plan as the Committee, in its sole discretion, may determine to prevent dilution or enlargement of rights. If such adjustments, as determined by the Committee, shall be conclusive, final and binding for all purposes of the Plan.

6.07	No Representation or Warranty

The Corporation makes no representation or warranty as to the future value of any rights under the Deferred Share Units issued in accordance with the provisions of the Plan. No amount will be paid to, or in respect of, an Eligible Person under this Plan or pursuant to any other arrangement, and no additional Deferred Share Units will be granted to such Eligible Person to compensate for a downward fluctuation in the price of the Common Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Person for such purpose.

6.08	Compliance with Applicable Law

If any provision of the Plan or any Deferred Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

6.09	Interpretation

This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

6.10	Unfunded Benefit

All DSU Payments to be made constitute unfunded obligations of the Corporation payable solely from its general assets and subject to the claims of its creditors. The Corporation has not established any trust or separate fund to provide for the payment of benefits hereunder.

Article 7
Adjustments

7.01	The number and kind of Common Shares to which a DSU grant pertains shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded.

7.02	If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Common Shares or other securities subject to a DSU grant in consequence thereof and the DSU grant shall remain unaffected.

7.03	The adjustments provided for in this Article 7 shall be cumulative.

7.04	On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding DSU grants (and the Plan).

Article 8
DSU Trust

8.01	Establishment and Funding of DSU Trust

At the election of the Committee, the Corporation may settle a trust (the “DSU Trust”) for the purposes of the Plan.  The DSU Trust shall be funded from time to time by payments made to the DSU Trust by the Corporation for the purpose of enabling the DSU Trust to satisfy the Corporation’s obligations under this Plan that, at the election of the Committee, may include purchasing Common Shares in the open market or pursuant to private transactions with third parties (other than the Corporation) sufficient Common Shares to satisfy the Corporation’s obligation to make DSU Payments.  All assets acquired under the Plan as a result of Corporation contributions, income and other additions to the DSU Trust shall be held in trust by the trustee in accordance with the provisions of the trust agreement and this Plan and administered, distributed and otherwise governed by the provisions of this Plan and the trust agreement as amended from time to time.

Article 9
MISCELLANEOUS

9.01	Governing Law

The Plan shall be construed in accordance with and be governed by the laws of Ontario and shall be deemed to have been made therein.

9.02	Regulatory and Shareholder Approval

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required. Any DSU grants granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such DSU grants may be exercised or shall vest unless such approval and acceptance is given.

The Plan shall be subject to the approval of the shareholders of the Corporation (or if required, Disinterested Shareholder Approval) to be sought at the Corporation’s next duly called annual general meeting.

9.03	Effective Date of the Plan

The Plan is dated with effect as of the effective date, as amended on August 15, 2021.